UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42767

J-Star Holding Co., Ltd.

(Registrant’s Name)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Departure of Certain Officers; Appointment of Certain Officers

On October 1, 2025, Mr. Jing-Bin Chiang (“Mr. Chiang”) resigned as the Chief Executive Officer of J-Star Holding Co., Ltd (the “Company” or “J-Star”), effective immediately. Mr. Chiang will remain as the Chairman of the Board of Directors.

On October 1, 2025, Mr. Sam Van (“Mr. Van”) was appointed as the Chief Executive Officer of the Company.

The biography for Mr. Van is set forth below:

Sam Van is our Chief Executive Officer of the Company. Since September 2025, Mr. Van has been serving as the Director of Picard Medical, Inc. Mr. Van has been the founder and CEO of SRO Partners since June, 2024. He served as the Head of Advisory Services and Senior Vice President for Freedom U.S. Markets, a dividing of Freedom Holding Corp (Nasdaq: FRHC) from October 2023 to May 2024,and as president and a director of Deltec Investment Adviser Limited from March 2017 to September 2023. Earlier in his career, Mr. Van held senior roles at the New York Stock Exchange, including Director of International Listings, where he originated over 60 listings, and as a Senior Examiner in NYSE Regulation. He has also served as a director and as audit committee chair and a member of the nominating committee of Reed’s Inc. (OTC: REED) since October 2024, as a director of Relm Insurance Limited (Bermuda) since January 2019 and as a director for Phoenix Motor, Inc. from June 2022 to May 2024. He also serves as a Senior Board Advisor at RKtech, a prominent international software company in Vietnam. Mr. Van began his career as an examiner with FINRA. He holds an MBA from Cornell University’s Johnson School of Business and a BS in Finance from St. John’s University.

Mr. Van has entered into an employment agreement with the Company, which is filed herewith as Exhibits 10.1, should be reviewed in its entirety for additional information.

A copy of the Company’s press release announcing Mr. Van’s appointment is attached hereto as Exhibit 99.1.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text actual Agreement, which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Employment Agreement between the Registrant and Mr. Van dated September 15, 2025.
99.1	Press release issued on September 22, 2025

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Star Holding Co., Ltd.

	By:	/s/ Jing-Bin Chiang
	Name:	Jing-Bin Chiang
	Title:	Chief Executive Officer

Date: September 22, 2025

3